August 6, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Scot Foley

SEC Attorney

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

RE: Unique Underwriters, Inc.

5650 Colleyville Blvd,

Colleyville, Texas 76034

PH: 817-281-3200

Re:	Unique Underwriters, Inc.

Amendment No. 11 to Registration Statement on Form S-1

Filed July 20, 2012

File No. 333-172850

Dear Mr. Foley:

This letter is submitted on behalf of Unique Underwriters, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Registration Statement on Form S-1 (filed March 16, 2011, Registration No. 333-172850) (the “S-1 Registration Statement”), as set forth in your letter to Mr. Sam Wolfe dated August 2, 2012. We are filing via EDGAR Amendment No. 11 to the S-1 Registration Statement (“Amendment No. 11”) in response to the Staff’s comments. For reference purposes, the text of your letter dated August 2, 2012 has been reproduced herein, with the Company’s response below each numbered comment. As appropriate, the Company’s responses include a reference to the section and page numbers of Amendment No. 11 that have been revised in response to the comment.

Comment Responses:

Risk Factors

“The Company is currently contracted with a Competitor to Utilize the Competitor’s Designated

Carrier Network . . .,” page 11

1. We note your response to our prior comment 4. You state that you have one direct carrier relationship but that all of your carrier relationships are derived from your relationship with Educator Group Plans d/b/a Equita Mortgage Group. Please reconcile this discrepancy.

RESPONSE: - We have amended the first sentence beneath the risk factor to read as follows:

·	The Company is an independent contractor and agent of Educator Group Plans d/b/a Equita Mortgage Group and Senior Advisor Services Inc (collectively sometimes referred to herein as “Equita”); however, we have only one direct carrier relationship and that carrier is Monumental Life and all of our other carrier relationships derive from our agreement with our competitor, Equita, and we are contractually able to offer those products only while representing ourselves as an agent of Equita.

Selling Security Holders

Description of Oral Agreements, page 17

2. We note your response to our prior comment 7. The services described in footnote (6) for Mr. Potter all appear to relate to your initial incorporation and formation. Please describe with specificity the services rendered by Mr. Potter since your incorporation that led you to award him an additional 200,000 shares on June 5, 2012.

RESPONSE: - We have amended footnote (6) and added the following:

Furthermore, Fred Potter has taken on additional responsibilities since our initial incorporation and formation consisting of assessing our organizational performance against both our annual budgets and long term financial strategies. Mr. Potter has provided critical financial and operational information to both our CEO and COO. Mr. Potter has informed the Board of Directors about information associated with finance, audits, investments, trends and changes in the operating models. He has also assisted the Board of Directors with long term budgetary planning, cost management and strategic planning associated with possible future acquisitions. Mr. Potter has also assisted in selecting and engaging outside legal and accounting consultants.

The Business

Business Model, page 24

3. We note your response to our prior comment 8. You state that “(a)ll applications of carriers that we directly contract with . . . are submitted to Equita prior to being submitted to the insurance carriers for approval.” Please review this statement for clarity, since it would seem that a direct relationship with a carrier would allow such applications to be submitted to it without an intermediary step. If you intend to state that applications intended for those carriers whose products you access through your Equita agency agreement must be submitted to Equita first, please amend your disclosure accordingly.

RESPONSE: - We have revised the statement to read as follows:

·	All applications of carriers whose products we access through our Equita agency agreement must be submitted to Equita first prior to being submitted to the insurance carriers for approval, however, all Monumental Life Insurance applications are sent directly from the Company to Monumental Life Insurance due to our direct carrier contract with Monumental Life Insurance.

Memberships, page 26

4. Please distinguish which membership levels are eligible to participate in your specific programs, other than your National Conference Call. Please also disclose whether you receive any additional revenues from any of these programs other than membership fees.

RESPONSE: - We have revised the specific program section to read as follows:

• Group Company Calls

The Company features daily and weekly training calls for our agents to learn valuable information, news, training, motivation, agent achievement and recognition. Every weekday our agents can participate in a morning motivational call. During the week there are numerous training calls on orientation, product training, team building and recruiting. Basic, Executive, Entrepreneur, Partner and Founder Members can participate in this specific program. The Company does not collect an additional fee associated with this specific program.

National Conference Call : The national call reviews the progress companywide of individual agents and top agencies. On this call, agents can expect updates on carrier news and changes. The host announces new agents, the top 10 individual producers, the top 3 agencies, and the top recruiter for the week.

Area Lead Deposit The Company does a custom direct mail drop for its agents each week. As clients respond to and return the mailers, the leads are distributed daily to the agents. Executive, Entrepreneur, Partner and Founder Members can participate in this specific program. The Company does not charge an additional fee associated with this specific program except for the $500.00 deposit described above.

Advanced Boot Camp Training Boot Camp is geared toward training our licensed and contracted agents in a two-day, 20 hour classroom course. The agent will receive software, learn the products, agent guides, how to make applications, appointment setting and role play training. Executive, Entrepreneur, Partner and Founder Members can participate in this specific program. The Company does not charge an additional fee associated with this specific program.

Company Events and Conventions

Basic, Executive, Entrepreneur, Partner and Founder Members can participate in these specific programs. The Company may charge an admission fee for some of its Company events from time to time to offset the expenses associated with the particular event.

UNIQUE UNDERWRITERS UNIQUE -LIVE! Meetings The Company has opportunity meetings happening across the country called Unique-LIVE! where agents can come and learn first-hand about the Company from actual agents, managers and leaders. There are multiple meetings happening every week across the country. Basic, Executive, Entrepreneur, Partner and Founder Members can participate in this specific program. There is no additional fee associated with this specific program.

2012 BOLD LEADERSHIP CONFERENCE The annual Company Corporate Event was held in Colleyville, TX at the Colleyville Center on April 30, 2012. This conference emphasized agency planning, individual and team training and adding structure to the agent’s business. The agenda featured the best producers at the Company sharing their strategies and personal insights on how to grow their businesses. Basic, Executive, Entrepreneur, Partner and Founder Members can participate in this specific program. The Company charged the members an admission fee to attend this conference.

Note 1 Summary of Significant Accounting Policies

Revenue Recognition, pages 35 and 49

5. Please revise your revenue recognition policy where applicable to the following:

·	Please disclose why you do not recognize revenue over the 90 day period of the Area Lead Request Deposit. In your response, please tell us the applicable accounting guidance that supports your accounting policy;

RESPONSE: - We have changed our revenue recognition policy of the Area Lead Request Deposit. The Area Lead Request Deposit revenue is now recognized as income over the 90 days period. We have looked at all the Area Lead Request Deposit from April 2, 2010 to June 30, 2010 and from April 2, 2011 to June 30, 2012 which were originally recorded as revenue when these deposits were received. We recognized these revenue over the 90 days period and recorded “deferred revenue” accordingly on June 30, 2010 and 2011, respectively. We found the amount which should have been recorded as “deferred revenue” is immaterial and we deemed it unnecessary to restate the financial statements.

·	You disclose that the Area Lead Request Deposit is fully refundable after 30 days of notice. Revise your disclosures to clarify if the deposit is refundable in full for the event weekly leads that have already been sent to agents or is the amount of the deposit refundable pro-rated for leads already sent to agents; and

RESPONSE: - We have revised the paragraph on pages 35 and 49 to state as follows:

·	This deposit is fully refundable if the agents never receive any leads from the mailings. The amount refundable is pro-rated for leads already sent to agents.

·	You disclose that your membership plans are for monthly periods. You also disclose that you recognize revenues for your various membership plans as income the day the deposited membership fees clear your corporate account. Please revise your disclosures to clarify the length of time the $500 deposit pertains to for the weekly mailings. Please also clarify when you recognize revenue under your various membership plans and cite for us the applicable accounting guidance that supports your revenue recognition policy.

RESPONSE: - We have added “The $500.00 deposit pertains to the weekly mailings for as long as the agents have new mailings going out for them on a weekly basis.” to the paragraph on pages 35 and 49. We have also changed our revenue recognition policy of various membership plans. We now recognize revenue related to our various membership plans as income on a straight-line basis over the length of membership period. We have looked at all the memberships that went over June 30, 2010 and June 30, 2011 and the related revenue that was originally recorded the day the deposited membership fees clear in our corporate account. We recalculated these revenue and recorded “deferred revenue” on June 30, 2010 and 2011, respectively. We found the amount which should have been recorded as “deferred revenue” is immaterial and we deemed it unnecessary to restate the financial statements.

Exhibit 5.2

6. Please file a revised legal opinion that does not contain the assumption that “no changes in the facts certified in the Fact Certificate have occurred or will occur after the date of the Fact Certificate.” This appears to be an inappropriate assumption. See Section II.B.3.a of Staff Legal Bulletin 19.

RESPONSE: - We have attached a revised legal opinion that does not contain the assumption that “no changes in the facts certified in the Fact Certificate have occurred or will occur after the date of the Fact Certificate.”

Very truly yours,

Signed by Samuel Wolfe, CEO UUI

cc: Sasha Parikh, SEC

Gus Rodriguez, SEC

Jennifer Riegel, SEC